                             DESIGNER HOLDINGS LTD.
                                 1385 BROADWAY
                               NEW YORK, NY 10018
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO

                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                            ------------------------

     This Information Statement is being mailed on or about October 2, 1997 to the holders of record of shares of common stock, par value $0.01 per share (the "Shares"), of Designer Holdings Ltd., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by The Warnaco Group, Inc., a Delaware corporation ("Parent"), to a majority of the seats on the Board of Directors of the Company (the "Company Board of Directors"). Such designation is being made pursuant to an Agreement and Plan of Merger, dated as of September 25, 1997 (the "Merger Agreement"), among Parent, WAC Acquisition Corporation ("Sub") and the Company, pursuant to which Sub will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger.

     In connection with the Merger, Parent has entered into a Stock Exchange Agreement, dated as of September 25, 1997 (the "Stock Exchange Agreement"), with New Rio, L.L.C. (the "Stockholder") and the members of Stockholder signatory thereto. Pursuant to the Stock Exchange Agreement, the Stockholder has agreed to exchange all of its Shares in exchange for shares of Class A Common Stock, par value $0.01 per share ("Parent Class A Common Stock"), of Parent (the "Exchange"), at the rate of .324 of a share of Parent Class A Common Stock for each Share exchanged (the "Exchange Ratio"), which Exchange Ratio is also the exchange ratio for purposes of the Merger. The Stockholder is the record owner of 16,483,868 Shares, representing approximately 51.3% of the outstanding Shares. Upon consummation of the Exchange, Parent is entitled to designate, at its option, upon notice to the Company, up to that number of directors, rounded up to the nearer whole number, as will make the percentage of the Company's directors designated by Parent equal to the greater of (i) the majority of the Company Board of Directors and (ii) the aggregate voting power of the Shares held by Parent or any of its subsidiaries as a percentage of the total voting power outstanding. Parent will determine for the approval of the Company Board of Directors the classes into which such directors are placed, so long as such placement does not violate or conflict with the Company's Certificate of Incorporation or By-laws or the General Corporation Law of the State of Delaware, and the Company will cause Parent's designees to be so placed.

     In the event that Parent's designees are elected or appointed to the Company Board of Directors, the Company Board of Directors will be required to have, until the effective time of the Merger, at least one director who was a director of the Company prior to the closing of the Exchange (the "Continuing Director"); provided, however, that if no Continuing Director remains, the other directors may designate an individual to fill such vacancy who will not be an officer, director, employee or affiliate of Parent or any of its affiliates and will otherwise be an "independent director" under the rules of the New York Stock Exchange (such designee to be deemed to be a Continuing Director for purposes of the Merger Agreement). In connection with the foregoing, the Company will promptly either increase the size of the Company Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Parent's designees to be elected or appointed to the Company Board of Directors as provided above, and will cause the appointment of

Parent's designees to fill such vacancies or newly created directorships effective upon the closing of the Exchange. Following the election or appointment of Parent's designees and prior to the effective time of the Merger, any termination or amendment of the Merger Agreement by the Company, any extension by the Company of time for the performance of any of the obligations or other acts of Parent or waiver or assertion of any of the Company's rights pursuant to the Merger Agreement will require the concurrence of a majority of the Continuing Directors. It is currently anticipated that Merril M. Halpern, Peter Damon Brown and Arnold H. Simon will serve as the Continuing Directors.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The following information is based on the Company's Proxy Statement dated April 17, 1997, and, except as indicated, such information is given as of such date.

     The information contained in this Information Statement or incorporated by reference herein concerning the Parent or Sub or their respective officers, directors, representatives or affiliates or actions or events with respect to any of them was provided by the Parent or the Sub, respectively, and the Company takes no responsibility for such information. The principal executive offices of the Parent and Sub are at 90 Park Avenue, New York, NY 10016.

                    INFORMATION WITH RESPECT TO THE COMPANY

OUTSTANDING VOTING STOCK

     As of September 25, 1997, there were 32,139,334 Shares issued and outstanding. Each issued and outstanding Share has one vote.

PARENT'S DESIGNEES

     The Parent has designated the following individuals to serve on the Company Board of Directors. Each of such designees has consented to serve or continue to serve as a Director of the Company. Set forth below are the name, age, present principal occupation or employment and five-year employment history of each of the Parent's designees at September 25, 1997.

     MRS. LINDA J. WACHNER, 51, has been a director, President and Chief Executive Officer of Parent since August 1987, and the Chairman of the Board of Parent since August 1991. Mrs. Wachner was a director and President of Parent from March 1986 to August 1987. Mrs. Wachner has been Chairman and Chief Executive Officer of Authentic Fitness Corporation since May 1990. Mrs. Wachner held various positions, including President and Chief Executive Officer, with Max Factor and Company from December 1978 to October 1994. Mrs. Wachner also serves as a director of Travelers Group Inc., the New York Stock Exchange, Inc., Applied Graphics Technologies, Inc. and Authentic Fitness Corporation and as a member of The Board of Overseers of Memorial Sloan-Kettering Cancer Center.

     MR. WILLIAM S. FINKELSTEIN, 48, has been Senior Vice President of Parent since May 1992 and Chief Financial Officer and a director of Parent since May 1995. Mr. Finkelstein served as Vice President and Controller of Parent from November 1988 until his appointment as Senior Vice President. Mr. Finkelstein served as Vice President of Finance of Parent's Activewear and Olga Divisions from March 1988 until his appointment as Controller of Parent. Mr. Finkelstein served as Vice President and Controller of SPI Pharmaceuticals Inc. from February 1986 to March 1988 and held various financial positions, including

Assistant Corporate Controller with Max Factor and Company, between 1977 and 1985. Mr. Finkelstein also serves as a director of Authentic Fitness Corporation.

     MR. JOSEPH A. CALIFANO, Jr., 65, has been a director of Parent since March 1992. Mr. Califano is Chairman and President of The National Center on Addiction and Substance Abuse at Columbia University. He is a Director of Authentic Fitness Corporation, Automatic Data Processing, Inc., Chrysler Corporation, Kmart Corporation, New York/New England Telephone Companies and Travelers Group Inc. Mr. Califano is a Trustee of New York University and the Twentieth Century Fund, a governor of New York Hospital and a director of the New York and Presbyterian Hospitals, Inc. He serves a Chairman of the Board of the Institute for Social and Economic Policy in the Middle East at the Kennedy School of Government at Harvard University and as a member of the governing council of the Institute of Medicine of the National Academy of Sciences. Mr. Califano served as Secretary of the United States Department of Health, Education, and Welfare from 1977 to 1979. He was Special Assistant for Domestic Affairs to the president of the United States from 1965 to 1969. He is the author of nine books.

     MR. ANDREW G. GALEF, 64, has been a director of Parent since March 1986, and served as Chairman of the Board of Directors of Parent until August 1991. Mr. Galef has been Chairman and a principal of The Spectrum Group, Inc., a private investment and management firm, since its incorporation in California in 1978. Mr. Galef has been the Chairman of the Board of MagneTek, Inc., an electrical products manufacturer, since July 1984. Mr. Galef served as the Chairman of the Board of Exide Corporation, a maker of industrial, commercial and automotive batteries, from July 1982 until June 1989. Mr. Galef has served as a director of Petco Animal Supplies, a retail animal food and supplies company, since 1988. Mr. Galef served as the Chairman of the Board of Avaiall, Inc., an aviation support and aircraft parts distribution company, and its predecessor company, from 1979 to 1985.

     Parent has advised the Company that, to the best of its knowledge, none of Parent's designees (i) is currently a director of, or holds any position with, the Company, (ii) has a family relationship with any of the directors or executive officers of the Company or (iii) beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has further been advised by Parent, that, to the best of Parent's knowledge, none of Parent's designees has been involved in any transactions, or has any business relationships, with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

COMPANY BOARD OF DIRECTORS

     The Company Board of Directors currently consists of five directors, divided into three classes, with one vacancy in the term expiring in 2000. Each director holds office until his or her successor is duly elected and qualified or until his or her resignation or removal, if earlier. The exact number of directors is determined from time to time by a majority of directors then in office, but may not be less than five nor more than fifteen.

     Set forth below are the name, age, present principal occupation or employment and five-year employment history of each of the members of the Company Board of Directors at September 25, 1997.

           DIRECTORS WHOSE TERMS EXPIRE IN 1998 (CLASS II DIRECTORS)

     MR. PETER DAMON BROWN, 49, has been a director of the Company since July 1996. He has been President of South Beach Co., Inc., a consulting firm, since 1989, Vice President and Secretary of Gordon & Ferguson, an outerwear manufacturer, since 1987 and Chief Executive Officer of Heather Hill Sportswear, a manufacturer of moderately-priced mens and boys sportswear, since 1974. It is currently anticipated that Mr. Brown will be a Continuing Director.

     MS. DEBRA SIMON, 41, has been Executive Vice President and a director of the Company since March 1994, and Vice President of Rio Sportswear since 1985. Ms. Simon is married to Arnold H. Simon.

           DIRECTORS WHOSE TERMS EXPIRE IN 1999 (CLASS III DIRECTORS)

     MR. MERRIL M. HALPERN, 63, has been a director of the Company since March 1994. Since October 1984, Mr. Halpern has served as Chairman of the Board and Chief Executive Officer of Charterhouse Group International, Inc., a privately-owned investment firm ("Charterhouse Group"). From 1973 to October 1984, Mr. Halpern served as President and Chief Executive Officer of Charterhouse Group. Mr. Halpern is also a director of Insignia Financial Group, Inc., Microwave Power Devices, Inc., and American Disposal Services, Inc. It is currently anticipated that Mr. Halpern will be a Continuing Director.

     MR. ARNOLD H. SIMON, 51, has been President of Rio Sportswear since 1984, and Chief Executive Officer, President and a director of the Company since it was founded in 1994. Mr. Simon is married to Debra Simon. It is currently anticipated that Mr. Simon will be a Continuing Director.

             DIRECTOR WHOSE TERM EXPIRES IN 2000 (CLASS I DIRECTOR)

     MR. A. LAWRENCE FAGAN, 68, has been a director of the Company since March 1994. He has been President of Charterhouse Group since January 1997. Prior to that time, he was Executive Vice President and Chief Operating Officer of Charterhouse Group since 1985, and was Senior Vice President of Charterhouse Group from 1983 to 1985. For 25 years prior to joining Charterhouse Group, he held various corporate executive and investment banking positions. He is a director of Microwave Power Devices, Inc. and American Disposal Services, Inc.

EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below are the name, age, present principal occupation or employment and five-year employment history of each of the executive officers of the Company, other than Mr. Halpern, Mr. Simon and Ms. Simon (whose information is set forth above), at September 25, 1997.

     MR. MAURICE DICKSON, 52, has been Executive Vice President and Chief Financial Officer of the Company since September 1, 1995. From 1981 to 1995, Mr. Dickson served as Chief Financial Officer of Ellen Tracy, Inc.

     MR. DANIEL GLADSTONE, 41, has been Executive Vice President of the Company since April 1996 and President of Calvin Klein Jeanswear Company since July 1994. Prior to that time, from 1990 to July 1994, he served as President of Calvin Klein Inc.'s ("CKI's") Womens Sportswear Division and CKI's Womens Division. From 1992 to July 1994, Mr. Gladstone served as President of CKI's Mens Division.

     MR. DAVID FIDLON, 55, has been Senior Vice President and Controller of the Company since June 1995 and has been Chief Accounting Officer of the Company since January 1996. Prior to joining the Company, Mr. Fidlon served as Director of Compliance and Financial Reporting for Ellen Tracy, Inc. from July 1994 to June 1995, and as Senior Manager and Audit Compliance Manager at Weidenbaum Ryder & Co. Accountants & Auditors from 1989 to June 1994.

     MR. JAMES BLOISE, 53, has been the Chief Operating Officer of the Company since October 1996. Prior to that time, Mr. Bloise was the Senior Vice President of Operations of Leslie Fay Companies, Inc.

     MR. JOHN J. JONES, 30, has served as Vice President, General Counsel and Secretary of the Company since January 1996. Prior to that time, Mr. Jones was engaged in the private practice of law at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, beginning in 1991.

                       BOARD OF DIRECTORS AND COMMITTEES

     The Company Board of Directors held nine meetings in fiscal year 1996. Each director attended more than 75% of the total number of Board Meetings and meetings of Board committees on which such Director served. The Company Board of Directors currently has two standing committees: Audit and Compensation. The membership and functions of the two standing committees of the Company Board of Directors are as follows:

AUDIT COMMITTEE

     The Audit Committee has responsibility for reviewing the financial controls of the Company. The Audit Committee's responsibilities include (i) making recommendations to the Company Board of Directors with respect to the Company's financial statements and the appointment of independent auditors, (ii) reviewing significant audit and accounting policies and practices of the Company, (iii) meeting with the Company's independent public accountants concerning, among other things, the scope of audits and reports and (iv) reviewing the performance of overall accounting and financial controls of the Company. As a result of the untimely death of Mr. Frederick W. Zuckerman on September 19, 1997, the sole member of the Audit Committee is A. Lawrence Fagan. The Audit Committee met once during the 1996 fiscal year.

COMPENSATION COMMITTEE

     The Compensation Committee reviews the performance of certain executive officers of the Company and recommends to the Company Board of Directors annual salary and bonus amounts for those directors and officers. As a result of the death of Mr. Zuckerman, the sole member of the Compensation Committee is Peter Damon Brown. The Compensation Committee met once during the 1996 fiscal year.

                           COMPENSATION OF DIRECTORS

     Directors of the Company who are not also employed by or otherwise affiliated with the Company receive fees of $5,000 as annual compensation, $5,000 for each regular and special meeting of the Company Board of Directors attended and $3,000 for each committee meeting attended (if held on a different day than meetings of the full Company Board of Directors). In addition, directors are reimbursed for travel costs and other out-of-pocket expenses incurred in attending each directors' and committee meeting. Outside directors are also eligible to receive stock options pursuant to the Company's 1996 Outside Director Stock Option Plan. On July 16, 1996, Messrs. Brown and Zuckerman were each granted options to purchase 5,000 Shares at $16 1/2 per share, the fair market value of the Shares on that date, and on May 20, 1997, Messrs. Brown and Zuckerman were each granted options to purchase 3,000 Shares at $9 1/8 per share, the fair market value of the Shares on that date. The Company engaged Mr. Brown as a consultant to provide management services to the Company for a period of six months beginning on August 5, 1997. In connection with such engagement, on August 5, 1997, the Company Board of Directors granted to Mr. Brown non-qualified stock options to purchase 250,000 Shares under the Company's 1996 Stock Option and Incentive Plan, at an exercise price of $5 15/16 per share, the fair market value of the Shares on that date, which options are fully vested, and agreed to pay Mr. Brown $250,000 for such services.

                             EXECUTIVE COMPENSATION

     The following summary compensation table sets forth information regarding the annual and long-term compensation awarded or earned during the last two fiscal years by those persons who were, for the fiscal years ended December 31, 1996 and 1995, respectively, the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "Named Executive Officers").

             SUMMARY OF COMPENSATION OF CERTAIN EXECUTIVE OFFICERS

                                                                                            LONG-TERM COMPENSATION
                                                                                   -----------------------------------------
                                                                                           AWARDS
                                                                                   -----------------------
                                                                                                SECURITIES
                                      ANNUAL COMPENSATION                          RESTRICTED   UNDERLYING
                                    -----------------------      OTHER ANNUAL        STOCK       OPTIONS        ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)     BONUS($)    COMPENSATION($)(1)   AWARDS($)       (#)       COMPENSATION($)
---------------------------  ----   ----------   ----------   ------------------   ----------   ----------   ---------------
Arnold H. Simon............  1996   $1,500,000   $  117,190        $172,206            N/A             --          --
  President and Chief        1995   $1,000,000   $3,350,000              --                            --          --
  Executive Officer
Maurice Dickson............  1996   $  450,000   $  257,163              --            N/A        250,000          --
  Executive Vice President   1995   $  300,000   $   50,000              --                            --          --
  and Chief Financial
  Officer
Daniel J. Gladstone........  1996   $  450,000   $  550,000              --            N/A        200,000          --
  Executive Vice President   1995   $  350,000   $1,208,862              --                            --          --
  and President, Calvin
  Klein Jeanswear Company
Debra Simon................  1996   $  450,000   $   90,000              --            N/A             --          --
  Executive Vice President   1995   $  400,000   $   50,000              --                            --          --
David Fidlon...............  1996   $  225,000   $  154,298              --            N/A        150,000          --
  Senior Vice President,     1995   $  150,000           --              --                            --          --
  Controller and Chief
  Accounting Officer

---------------
(1) Pursuant to his employment agreement, Mr. Simon receives certain benefits, including life and disability insurance and reimbursement for certain legal fees. While each of the four other named individuals received perquisites or other personal benefits in the years shown, in accordance with applicable regulations the value of these benefits is not indicated since they did not exceed in the aggregate the lesser of $50,000 or 10% of the individual's salary and bonus in any year.

(2) Mr. Dickson has been employed by the Company since September 1995. The amounts shown in these columns for 1995 were the annual salary and bonus provided in Mr. Dickson's employment agreement with the Company. For 1995, Mr. Dickson's total compensation was $99,230.

(3) Mr. Fidlon has been employed by the Company since June 1995. The amounts shown in these columns for 1995 were the annual salary and bonus that the Company agreed to pay to Mr. Fidlon. For 1995, Mr. Fidlon's total compensation was $81,693.

                              STOCK OPTION GRANTS

     The following table shows the number of Shares underlying the stock options granted in fiscal year 1996 to each of the Named Executive Officers, the percentage of total options granted which each executive's stock option grant represents, and the exercise price and expiration date of each option granted.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                               POTENTIAL
                                                                                               REALIZABLE
                                                                                                 VALUE
                                                                                               AT ASSUMED
                                                      PERCENT OF                            ANNUAL RATES OF
                                                         TOTAL                                STOCK PRICE
                                         NUMBER OF      OPTIONS                             APPRECIATION FOR
                                         SECURITIES     GRANTED                               OPTION TERM
                                         UNDERLYING    IN FISCAL    EXERCISE   EXPIRATION   ----------------
                 NAME                     OPTIONS        YEAR       PRICE(3)      DATE      5%(1)    10%(2)
---------------------------------------  ----------   -----------   --------   ----------   -----   --------
Maurice Dickson........................    250,000        15.9        $ 18       05/09/06    $ 0    $320,000
Daniel J. Gladstone....................    200,000        12.7        $ 18       05/09/06    $ 0    $256,000
David Fidlon...........................    150,000         9.5        $ 18       05/09/06    $ 0    $192,000

---------------
(1) Represents the potential appreciation of the options, determined by assuming an annual compounded rate of appreciation of 5% per year over the ten-year term of the grants, as prescribed by applicable rules. The amount set forth above is not intended to forecast future appreciation, if any, of the stock price. There can be no assurance that the appreciation reflected in this table will be achieved.

(2) Represents the potential appreciation of the options, determined by assuming an annual compounded rate of appreciation of 10% per year over the ten-year term of the grants, as prescribed by applicable rules. The amount set forth above is not intended to forecast future appreciation, if any, of the stock price. There can be no assurance that the appreciation reflected in this table will be achieved.

(3) Because the exercise price of each of these options exceeds the value, at the time of entering into the Merger Agreement, of .324 of a share of Parent Class A Common Stock, these options (and any other options with an exercise price in excess of such value) will be cancelled in connection with the Merger.

STOCK OPTION EXERCISES

     The following table shows the number and value of stock options exercised by each of the Named Executive Officers during fiscal year 1996, the number of all vested (exercisable) and unvested (not yet exercisable) stock options held by each such officer at the end of fiscal year 1996, and the value of all such options that were "in the money" (i.e., where the market price of the Shares was greater than the exercise price of the options) at the end of fiscal year 1996.

               AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1996(1)
                       AND FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                                               UNDERLYING              IN-THE-MONEY
                                                              UNEXERCISED               OPTIONS(2)
                                                           OPTIONS AT END OF          AT THE END OF
                                                            FISCAL YEAR 1996         FISCAL YEAR 1996
                                                              EXERCISABLE/             EXERCISABLE/
                          NAME                               UNEXERCISABLE            UNEXERCISABLE
--------------------------------------------------------  --------------------     --------------------
Maurice Dickson.........................................          0/250,000                $0/0
Daniel J. Gladstone.....................................     66,667/133,333                $0/0
David Fidlon............................................          0/150,000                $0/0

---------------
(1) There were no options exercised during 1996.

(2) The fair market value (average of the high and low) of the underlying Shares at December 31, 1996 was below the exercise price of all options.

                             EMPLOYMENT AGREEMENTS

     Arnold Simon. The Company has an employment agreement with Mr. Simon (the "Simon Employment Agreement"). The Simon Employment Agreement, which expires on December 31, 1998, provides for Mr. Simon to be the President and Chief Executive Officer of the Company at an annual base salary of not less than $1.5 million. The Simon Employment Agreement also provides for his receipt of an annual cash bonus with respect to 1996 equal to the difference between (i) 2% of all Adjusted EBITDA (as defined) if such 1996 Adjusted EBITDA is between $50 million and $60 million or 3% of all Adjusted EBITDA if it exceeds $60 million and (ii) $2 million. With respect to 1997 and 1998, the Simon Employment Agreement provides that Mr. Simon will receive an annual cash bonus based on specific increases in Adjusted EBITDA ranging from 2 1/2% to 4% of all Adjusted EBITDA in the applicable year. The Simon Employment Agreement also provides that Mr. Simon is entitled to certain other benefits, including life and disability insurance, an automobile, financial consulting and an apartment. In addition, Mr. Simon is entitled to participate in the plans and programs maintained by the Company for its senior executives.

     The Simon Employment Agreement may be terminated at any time by Mr. Simon for "Good Reason" which will be deemed to exist if, without his consent, (i) a majority of Additional Board Members (as defined) consists of persons whose election or appointment was not approved in writing by Mr. Simon (other than those persons who are members as of the date of the agreement); (ii) there occurs (A) any liquidation of the Company or Calvin Klein Jeanswear Company, a wholly owned subsidiary of the Company ("CKJC"), or the sale of substantially all the assets of the Company and CKJC taken as a whole or (B) any merger, consolidation or other business combination of the Company or CKJC (each, a "Transaction") or any combination of such Transactions, other than a Transaction immediately after which the stockholders of the Company who are stockholders immediately prior to the Transaction continue to own beneficially, directly or indirectly, more than 80% of the then outstanding voting securities of the Company; or (iii) any person or group (as such term is defined under the Exchange Act), or group of related persons (other than Charterhouse Equity Partners II, L.P. ("Charterhouse")), which is not an affiliate of the Company shall own beneficially, directly or indirectly, more than 50% of the then outstanding voting stock of the Company.

     Upon termination by Mr. Simon for Good Reason or termination by the Company without Cause (as defined), Mr. Simon is entitled, in addition to any accrued base salary and annual bonus earned but not yet paid, a lump sum payment in an amount equal to the sum of (i) Mr. Simon's highest annual base salary during the term multiplied by 2.99 (299%) and (ii) Mr. Simon's average annual bonus paid or payable with respect to the then immediately preceding three fiscal years multiplied by 2.99 (299%); provided that the maximum amount payable shall not exceed $9 million in the aggregate. Mr. Simon has the obligation to notify the Company in writing of the reason for his proposed termination for Good Reason, and the Company will have the right to correct certain acts or failures described in such notice. The Simon Employment Agreement also provides that the Company may terminate Mr. Simon for Cause, at which time he will be entitled, among other things, to his then existing base salary through the date of termination and any annual bonus for the prior fiscal year not yet paid, together with the pro rata portion of the annual bonus for the calendar year in which termination occurs through the date of termination. Mr. Simon has also agreed that if he voluntarily terminates his employment other than for Good Reason, he will not compete with the Company for the lesser of the remaining term of the agreement or 24 months following the date of termination.

     Mr. Simon has informed the Company that upon consummation of the Exchange he intends to terminate the Simon Employment Agreement for Good Reason. However, in connection with the execution of the Merger Agreement and the Stock Exchange Agreement, on September 25, 1997, Mr. Simon entered into an agreement with Parent pursuant to which Mr. Simon will be employed as President and Chief Executive Officer of the Company for a two-year term, effective upon consummation of the Exchange.

     Maurice Dickson. The Company has an employment agreement with Mr. Dickson (the "Dickson Employment Agreement"). The Dickson Employment Agreement, which expires on August 15, 1998, provides for Mr. Dickson to be employed as Chief Financial Officer of the Company, and, commencing as of January 1, 1997, to receive an annual base salary of $490,000, an annual bonus based upon on the Company's performance, and certain other benefits. The Dickson Employment Agreement will automatically renew for additional one-year periods unless the Company gives written notice of non-renewal at least five months prior to the renewal date.

     Daniel J. Gladstone. The Company has an employment agreement with Mr. Gladstone (the "Gladstone Employment Agreement" ) which expires on December 31, 1997, unless renewed. The Gladstone Employment Agreement provides for Mr. Gladstone to be employed as President of CKJC and Executive Vice President of the Company and, commencing as of January 1, 1996, to receive an annual base salary of $450,000, an annual bonus based upon the Company's performance, and certain other benefits. Mr. Gladstone's agreement has been renewed for an additional year on the same terms, except that his bonus criteria are to be renegotiated and his salary for 1998 will be $495,000. If Mr. Gladstone does not agree with the bonus calculation, he may voluntarily terminate his employment, and in such case he is entitled to a severance payment in the amount of six months' salary and benefits to be paid in accordance with the Company's normal payroll practices.

     Debra Simon. The Company has an employment agreement with Ms. Simon, which expires on December 31, 1998, and provides for Ms. Simon to be employed as Executive Vice President of the Company at an annual salary of $450,000 and a bonus at the discretion of the Company. Ms. Simon's agreement will automatically renew for additional one-year periods unless the Company gives written notice of non-renewal by the August 31(st) prior to the renewal year.

     David Fidlon. The Company has an employment agreement with Mr. Fidlon (the "Fidlon Employment Agreement") which expires on June 12, 1998. The Fidlon Employment Agreement provides for Mr. Fidlon to be employed as Senior Vice President and Controller of the Company and to receive an annual base salary, commencing as of January 1, 1997, of $325,000, an annual bonus based upon the Company's performance, and certain other benefits. The Fidlon Employment Agreement will automatically renew for additional one-year periods unless the Company gives written notice of non-renewal at least five months prior to the renewal date.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee during fiscal year 1996 were Messrs. Brown and Zuckerman, neither of whom was an employee of the Company during such period. The Company engaged Mr. Brown as a consultant to provide management services to the Company for a period of six months beginning on August 5, 1997. In connection with such engagement, on August 5, 1997, the Company Board of Directors granted to Mr. Brown non-qualified stock options to purchase 250,000 Shares under the Company's 1996 Stock Option and Incentive Plan, at an exercise price of $5 15/16 per share, the fair market value of the Shares on that date, which options are fully vested, and agreed to pay Mr. Brown $250,000 for such services. See "Compensation of Directors."

                     1996 REPORT ON EXECUTIVE COMPENSATION
                         BY THE COMPENSATION COMMITTEE

COMPENSATION PHILOSOPHY

     The Company's executive compensation program is designed to attract and retain top quality executives and to provide them with both an incentive and reward for superior performance. The program includes three principal components -- base salary, cash bonus opportunities and stock options. Members of the Compensation Committee are outside directors who are not employees of the Company. The Compensation Committee believes that during 1996 no executive officer of the Company received compensation in excess of competitive rates for similarly situated executive officers. The Company's program is based on the belief that the interests of the employees should be closely aligned with those of the Company's stockholders. To support this philosophy, the following principles provide a framework for the compensation program:

          -- Offer compensation opportunities that attract the best talent to the Company; motivate individuals to perform at their highest levels; reward outstanding achievement; and retain the leadership and skills necessary for building long-term stockholder value;

          -- Maintain a portion of total compensation at risk, tied both to meeting strategic objectives of the Company, as well as to meeting individual performance objectives; and

          -- Encourage individuals to manage from the perspective of owners of the Company.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     The Compensation Committee recommends the total cash compensation of Mr. Simon, which must be approved by the full Company Board of Directors. During 1996, Mr. Simon's compensation was determined based upon the salary and bonus set forth in the Simon Employment Agreement, which includes a targeted level of EBITDA. In determining the amount of each item of compensation, including the perquisites set forth in the Simon Employment Agreement, the Board reviews Company performance factors, including net revenues, operating earnings, net income and net profit margin, and performance is measured in terms of both qualitative and quantitative goals at the corporate level. The Compensation Committee believes that Mr. Simon's contributions to the Company during 1996 amply justified his compensation.

COMPONENTS OF EXECUTIVE COMPENSATION

     The components of executive compensation are as follows:

     Salary. The annual base salaries of the executive officers of the Company are based on the recommendation of Mr. Simon, with final approval by the Compensation Committee. Salary increases are granted from time to time based on individual performance, the financial performance of the Company, the reasonableness of the compensation relative to the industry and the Company's ability to pay such increases.

     Cash Bonus. The annual cash bonus for certain executive officers is based on annual performance goals. For 1996, the performance goals for Messrs. Simon, Dickson and Fidlon were target levels of EBITDA. The performance goal for Mr. Gladstone was a target level of sales. The annual cash bonus for other executive officers is determined in an annual review by Mr. Simon and the Compensation Committee and is based upon the financial performance of the Company, the individual performance of such officers and the reasonableness of the compensation relative to the industry. The determination of the bonuses of such senior executives is based upon the recommendation of Mr. Simon, with final approval by the Compensation Committee.

     Stock Options. The Compensation Committee believes that stock options are an appropriate vehicle to link employees' interests in the Company with those of the Company's stockholders. Stock option awards are designed primarily to provide strong incentives for superior longer-term performance and continued employment with the Company. Because it is believed that corporate performance is one of the principal factors influencing the market value of the Shares, the granting of stock options to executive officers encourages them to work to achieve consistent improvements in corporate performance. Options generally have a life of ten years, vest over three years, and have an exercise price equal to the fair market value of the Shares on the date of grant. Also, the exercisability of stock options is conditioned upon the employee's continued employment with the Company; thus, unexercised stock options are forfeited within a designated period of time following the executive officer's leaving the Company. The stock option awards granted to employees in 1996 were set by taking into account an individual's level of responsibility and achievement. The determination of stock option awards is based upon the recommendation of Mr. Simon, with final approval by the Compensation Committee.

     In determining the salary, bonus and stock options to pay and/or award to executive officers, Mr. Simon and the Compensation Committee review certain Company performance factors, including net revenues, operating earnings, net income and net profit margin. Performance is measured in terms of both quantitative and qualitative goals at the corporate, departmental and individual levels, with equal weight placed on corporate, departmental and individual goals. Cash bonuses and stock option grants are discretionary, based upon review of such factors, except where bonuses are provided for in employment agreements as stated above. Mr. Simon and the Compensation Committee consider an executive officer's existing stock options in determining whether to award, and the size of an award of, additional stock options.

     Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to a Company's chief executive officer and any one of the four other most highly paid executive officers during its taxable year.

     Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. The Section 162(m) limitation is not applicable to Mr. Simon under the terms of his employment agreement. It does not appear that the Section 162(m) limitation will have a significant impact on the Company in the near term. However, the Compensation Committee plans to review this matter periodically and take such actions as are necessary to comply with
Section 162(m) to avoid non-deductible compensation payments.

                         COMPENSATION COMMITTEE OF THE
                             BOARD OF DIRECTORS OF
                             DESIGNER HOLDINGS LTD.

                               Peter Damon Brown
                            Frederick W. Zuckerman*

                            CHIEF EXECUTIVE OFFICER

                                Arnold H. Simon

---------------

*Passed away on September 19, 1997.

                               PERFORMANCE GRAPH

     The Performance Graph shown below compares the cumulative total shareholder return on the Shares, based on the market price of the Shares, with the total return of the S&P 500 Composite Stock Index and the S&P Textiles index. The comparison of total return assumes that $100 was invested on May 9, 1996 (the effective date of the Company's initial public offering) in the Shares, and in each of the foregoing indices, and further assumes the reinvestment of dividends. The stock price performance shown in the graph is not necessarily indicative of future performance.

        Measurement Period             S&P Textiles                          Designer Holdings
      (Fiscal Year Covered)                Index              S&P 500              Ltd.
5/9/96                                   100.00              100.00              100.00
12/31/96                                 117.38              114.77               89.58

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN INDEBTEDNESS OF MANAGEMENT

     The Company advanced an aggregate of $1,961,436 to Mr. Simon as of August 31, 1997, in connection with his personal expenses. Mr. Simon has issued a promissory note to the Company in connection with such advances, which note is due and payable in full on December 31, 1997, and bears interest at 8.25%. Accrued interest on the note through August 31, 1997 aggregated approximately $195,639.

CERTAIN TRANSACTIONS WITH MANAGEMENT

     The Company contracts for the services of temporary employees with Karlyn Associates, a temporary recruiting agency located in New Jersey. The owner of Karlyn is Mr. Dickson's wife. During 1996 the Company paid approximately $298,000 to Karlyn for such services. The agency charges the Company rates which are no greater than could be obtained in an arm's-length transaction.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of September 25, 1997, the total number of Shares beneficially owned, and the percentage so owned, by (i) each director of the Company, (ii) each person who has an ownership interest in the Stockholder, (iii) each person known to the Company to be the beneficial owner of more than 5% of the outstanding Shares, (iv) each of the executive officers listed in the Summary Compensation Table and (v) all directors and officers as a group. The number of shares owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, and such information is not necessarily indicative of beneficial ownership for any other purpose. The Stockholder is a limited liability company and is the record owner of the Shares beneficially owned by the persons listed under its heading below. Its operative agreement allows the holders of ownership interests therein generally to cause the Stockholder to exercise disposition rights as directed by each such holder independently with respect to such holder's allocable percentage of the Shares. Therefore, such persons may be deemed to be the beneficial owners of Shares.

                                                                               SHARES OF
                                                                             COMMON STOCK
                                                                          BENEFICIALLY OWNED
                                                                       -------------------------
                      NAME OF BENEFICIAL OWNER                           NUMBER       PERCENTAGE
---------------------------------------------------------------------  ----------     ----------
NEW RIO, L.L.C.:
  Charterhouse Equity Partners II, L.P.(2)...........................   8,033,800        25.0%
     535 Madison Avenue
     New York, NY 10022
  Arnold H. Simon(1).................................................   7,805,813        24.3%
     1385 Broadway
     New York, NY 10018
  Martin L. Berman...................................................     141,146           *
  Steven E. Berman...................................................      53,272           *
  Phyllis West Berman................................................      51,084           *
  Trust for the benefit of Mark K. Berman and Allison A. Berman......     157,445           *
  Michael A. Covino..................................................     225,374           *
  Chef Nominees Limited..............................................      15,934           *
                                                                       ----------       -----
NEW RIO, L.L.C. TOTAL................................................  16,483,868        51.3%
  Calvin Klein, Inc..................................................   1,275,466         4.0%
     205 West 39th Street
     New York, NY 10018
  Merril M. Halpern(2)...............................................          --          --
  Debra Simon(3).....................................................          --          --
  A. Lawrence Fagan(2)...............................................          --          --
  Maurice Dickson(4).................................................     255,000           *
  Daniel J. Gladstone(5).............................................     205,000           *
  David Fidlon(6)....................................................     153,000           *
  James Bloise.......................................................       2,000           *
  Peter Damon Brown(7)...............................................     263,000           *
  Estate of Frederick W. Zuckerman(8)................................      13,000           *
  All executive officers and directors as a group (11
     persons)(2)(9)..................................................   8,774,001        26.5%

---------------
 * Less than 1%.

(1) Includes 302,924 shares owned by AS Enterprises LLC, a company owned by Arnold and Debra Simon.

(2) Messrs. Halpern and Fagan are executive officers of Charterhouse Group, which indirectly controls Charterhouse. Messrs. Halpern and Fagan may be deemed to beneficially own the Shares beneficially owned by Charterhouse. Messrs. Halpern and Fagan disclaim all such beneficial ownership.

(3) Ms. Simon is Mr. Simon's wife. See Mr. Simon's beneficial ownership above.

(4) Includes 250,000 Shares issuable upon exercise of options.

(5) Includes 200,000 Shares issuable upon exercise of options.

(6) Includes 150,000 Shares issuable upon exercise of options.

(7) Includes 258,000 Shares issuable upon exercise of options.

(8) Includes 8,000 Shares issuable upon exercise of options.

(9) Includes 937,466 Shares issuable upon exercise of options.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's directors and officers to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Shares. Copies of all such
Section 16(a) reports are required to be furnished to the Company. These filing requirements also apply to beneficial owners of more than 10% of the Shares. To the Company's knowledge, based solely on review of the copies of Section 16(a) reports furnished to the Company during the fiscal year ended December 31, 1996, or written representations from certain reporting persons that no Forms 5 were required for those persons, all transactions were reported on a timely basis, except that Messrs. Zuckerman and Brown, who became directors of the Company on July 16, 1996, did not file an initial Form 3 until November 14 and 19, 1996, respectively.